Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge's remarks made available in a video on Charter's internal website.

The Value Proposition

Well, it's pretty simple. One, when you look at what is Charter - Charter's this physical network of 200,000 miles of cables and fiber-optic backbone in front of almost 13 million homes and businesses. That's today. With the new company, it's going to be a million miles of plant and 48 million homes and businesses - maybe 50 million with businesses - so a very large company, a very large physical network. And it's a highly capable network. When you go right down to what can this thing do, this machine that we have? If you make it all-digital, we can have a two-way interactive video product that satellite can't replicate and that phone companies really can't replicate in terms of throughput. We can have a faster broadband service and a better, fully-featured voice service.

When you combine them in the right package and the right price so that the value proposition of buying all of it - superior products together - is better than what anybody could replicate by going to satellite, or DSL, or to a phone company. That's what I mean by the value proposition, but there's one more element that's critical to it, which is unique to us in terms of our ability to get better, and that's service itself.

We don't just sell bits, or screens, or even services. We sell service itself, our ability to make a customer satisfied by the very way we operate and interact with them.

The value proposition is the products we sell but in the envelope of our service proposition. Who are we as a company and how are we to deal with, and is that a good experience? We work at both of those things all the time. They’re both things we can get improving results from all the time.

Our objective, and the reality is, we are superior to our competitors. We also have to prove that to the marketplace, so if five years ago if we lost a customer to satellite, they don't know what we're like today and we have to win them back. We not only have to project new marketing, but we have to maintain our existing relationships. We have to do that in a very professional way and we are well on our way to doing that, which is why we're growing.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.